SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                ----------------

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (Amendment No.___________)1

                            Switchboard Incorporated
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   871045-10-0
                                 (CUSIP Number)

                                December 11, 2000
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [  ]  Rule 13d-1(b)
         [X ]  Rule 13d-1(c)
         [  ]  Rule 13d-1(d)

1.         NAMES OF REPORTING PERSONS
           America Online, Inc.

           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)
           54-1322110

2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
           (a) |_|
           (b) |_|

3.         SEC USE ONLY

4.         CITIZENSHIP OR PLACE OF ORGANIZATION
           Delaware
                                        SOLE VOTING POWER
          NUMBER OF            5.       1,121,260

           SHARES

        BENEFICIALLY                    SHARED VOTING POWER
                               6.       375,000
          OWNED BY

            EACH                        SOLE DISPOSITIVE POWER
                               7.       1,121,260

          REPORTING

           PERSON                       SHARED DISPOSITIVE POWER
                               8.       375,000

            WITH

9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           1,496,260

10.        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*
           |_|

11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           6.0%

12.        TYPE OF REPORTING PERSON*
           CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:
               Switchboard Incorporated

Item 1(b).     Address of Issuer's Principal Executive Offices:
               115 Flanders Road
               Westboro, MA 01581

Item 2(a).     Name of Person Filing:
               America Online, Inc.

Item 2(b).     Address of Principal Business Office or, if None, Residence:
               22000 AOL Way
               Dulles, Virginia  20166

Item 2(c).     Citizenship:
               America Online, Inc. was organized and exists under the laws of the State of Delaware

Item 2(d).     Title of Class of Securities:
               Common Stock, par value $.01 per share

Item 2(e).     CUSIP Number:
               871045-10-0

Item  3.       If  this   statement  if  filed  pursuant  to  Rules 13d-1(b),or
               13d-2(b), check whether the person filing is a:

       (a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.
       (b)   [ ] Bank as defined in Section 3 (a) (6) of the Exchange Act.
       (c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.
       (d) [ ] Investment company registered under Section 8 of the Investment Company Act.
       (e)   [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)
                 (E).
       (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).
       (g) [ ] A parent holding company or control person in accordance with Rule 13d-I(b)(1)(ii)(G).
       (h) [ ] A savings association as define in Section 3(b) of the Federal Deposit Insurance Act.
       (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.
       (j)   [ ] Group, in accordance with Rule 13d-I(b)(1)(ii)(J).

    If this statement if filed pursuant to Rule 13d-1(c), check this box. [X]

Item 4.        Ownership.

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a)     Amount beneficially owned:         1,496,260*
                                           ----------------------
        (b)     Percent of class:              6.0%
                                  ------------------------
        (c)     Number of shares as to which such person has:
        (i)     Sole power to vote or to direct the vote          1,121,260
                                                             ---------------
        (ii)    Shared power to vote or to direct the vote  375,000*
                                                           --------------
        (iii)   Sole power to dispose or to direct the disposition of 1,121,260
                                                                     ----------
        (iv)    Shared power to dispose or to direct the disposition of 375,000*
                                                                        --------
         Instruction. For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.        Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Instruction.  Dissolution of a group requires a response to this item.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         N/A

Item 8.        Identification and Classification of Members of the Group.

         N/A

Item 9.        Notice of Dissolution of Group.

         N/A

Item 10.       Certifications.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

* 375,000 of the 1,496,260 shares beneficially owned by America Online, Inc. are held in the name of Digital City Inc., an entity that is wholly-owned, directly or indirectly, by America Online, Inc.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                December 20, 2000
                                                      (Date)

                                                /s/ Paul T. Cappuccio
                                                    (Signature)

                                               Paul T. Cappuccio
                                               Senior Vice President and
                                               General Counsel
                                                  (Name/Title)

         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).